Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-173755

May 6, 2011

Don’t mistake your silver for gold – Central banks don’t

By Kevin Feldman

Silver continues its wild ride as investors listen to strong dollar talk and wonder how that and the inevitability of rising interest rates will affect the white metal. The silver “trade” seems to have lost its moorings to fundamentals and feels increasingly like a momentum trade, seen in increasing trade volume and volatility (over the past few weeks in particular).

I’m more concerned with the way gold and silver are being equated. Since January 1, 2010 through May 4, 2011, the price of gold has risen about 42%—an impressive gain. The price of silver, however, has skyrocketed about 137% (source: Morningstar Direct). Some analysts argue this is merely “silver catching up to gold” because the price of gold had already steadily climbed to a point where investors were looking for another precious metal safe haven. Silver, once known as “the poor man‘s gold,” had become “the new gold.”

Except that it really isn’t. The two metals have some similarities—many investors see both as a hedge against inflation and currency devaluation—but from an investment standpoint, their differences are probably more important than those similarities. The fact that prices for both have risen substantially in recent months might have led you to think that the prices for both move together. Not so: Historically, they have not marched in lockstep. Why? Because they have different fundamentals.

Consider a few of those differences:

The supply of gold is extremely limited; the supply of silver is not.

Most of the world’s known supply of gold is already above ground. It is practically indestructible and has limited commercial use—most of the world’s gold is either in storage or in jewelry—so it’s constantly being recycled. There is, on the other hand, a large supply of silver; it’s obtainable both directly through silver mines and indirectly as a byproduct from other commodities being mined. Silver mining is responsive to demand, and as the price of silver has risen, new mines have opened in places as different as Brazil, Africa and even Texas, where a mine reopened after being closed for over 60 years! As you can see in the chart below, silver mine production was already rising (up 2.5% last year). The output of new mines will enlarge the silver supply even further and could reduce future prices.

The chart above also highlights the surge in investment demand the past few years, which is also an important difference with gold, which has a more established position (through coins, art, jewelry, different forms of bullion and, more recently, ETFs) as a long-term investment holding or form of money.

While many private investors may think of silver as a hedge against inflation and a form of money, the world‘s central banks do not.

The world’s central banks store gold as a foundation for their national currencies and have recently been net buyers, increasing their gold reserves. That’s not only an enormous source of demand for gold, but at the same time a reason why much of the world’s gold supply doesn’t circulate on open marketplaces. In my research, I haven’t been able to find any consolidated published central bank holdings of silver as a reserve.

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I had to go back to this 1923 report helpfully furnished by the St Louis Fed to find a time period when central banks viewed silver on par with gold as a reserve currency.

Historical patterns demonstrate that the prices of silver and gold don‘t always rise and fall together.

Gold has had price volatility that is more than bonds, but less than most stocks. The price of silver has been much more volatile (as shown in the chart below) and sometimes in a completely different direction. Take 2008 for example, when the price of silver declined 27% and the price of gold rose 6% (source: Bloomberg). This is the reason many advisors allocate a small portion of an investor’s portfolio to gold—because of its historical diversification benefits, especially during turbulent market cycles.

Gold and Silver Standard Deviation
	London Gold PM Fix	London Silver Fix
1 Year	14.26	31.72
3 Years	21.34	37.69
5 Years	19.53	34.45
10 Years	16.98	29.89

Source: Morningstar Direct as of 3/31/11

Does all this mean that there’s no good case for silver? Not necessarily. Given the industrial usage of silver (though higher prices will likely lead manufacturers to find lower cost substitutes), there remains a case for silver; you just need to be rational on your expectations and time horizon for future returns given silver’s rapid ascent the past year.

And remember that silver is likely not a good longer-term substitute for gold based on fundamental and historical evidence. While gold can be thought of as a long-term core holding that adds diversification to most stock and bond portfolios, silver is a higher risk trade. Investors who see both gold and silver as a precious metal safe haven should remember their key differences.

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

iShares Gold Trust (“Gold Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Gold Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Gold Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Certain sectors and markets perform exceptionally well based on current market conditions and iShares Funds can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated. Past performance does not guarantee future results. Diversification may not protect against market risk.

Neither the iShares Gold Trust nor the iShares Silver Trust (collectively, the “Trusts”) is an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trusts are not subject to the same regulatory requirements as mutual funds. Because shares of the Trusts are expected to reflect the price of the silver and gold held by the Silver Trust and the Gold Trust, respectively, the market price of the shares will be as unpredictable as the prices of silver and gold have historically been. Additionally, shares of the Trusts are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trusts are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Trusts. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Trusts. BAMII is an affiliate of BlackRock, Inc.

When comparing commodities and the Trusts, it should be remembered that the sponsor’s fees associated with the Trusts are not borne by investors in individual commodities. Buying and selling shares of the Trusts will result in brokerage commissions. Because the expenses involved in an investment in physical gold or physical silver will be dispersed among all holders of shares of the Trusts, an investment in the Trusts may represent a cost-efficient alternative to investments in gold or silver for investors not otherwise able to participate directly in the market for physical gold or silver.

Important Information Regarding an Investment in the iShares Gold Trust

Shares of the Gold Trust are created to reflect, at any given time, the market price of gold owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Gold Trust, carefully read the prospectus.

Following an investment in shares of the Gold Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Gold Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Gold Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s gold will result in losses to investors.

Important Information Regarding an Investment in the iShares Silver Trust

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

The amount of silver represented by shares of the iShares Silver Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

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